Wellhub Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

WELLHUB INC.

TABLE OF CONTENTS



To the Board of Directors
Wellhub Inc.
Tomball, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Wellhub Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 1, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 28, 2018

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WELLHUB INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS
Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$	-
Stockholders' Equity:		
Common stock, $0.01 par, 1,500 shares authorized, 1,440 shares issued and outstanding as of December 31, 2017		14
Capital contributions receivable		(14)
Additional paid-in capital		-
Retained earnings		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-2-

WELLHUB INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from March 1, 2017 (inception) to December 31, 2017

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		-
Total Operating Expenses		-
Gain/(Loss) from Operations		-
Other Income/(Expense)		-
Provision for Income Taxes		-
Net Income/(Loss)	$	-

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-3-

WELLHUB INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the period from March 1, 2017 (inception) to December 31, 2017

| | Common Stock | | Capital Contributions Receivable | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
	Number of Shares	Amount				
Balance at March 1, 2017 (inception)	-	$ -	$ -	$ -	$ -	$ -
Stock issuances	1,440	14	(14)	-	-	-
Net income/(loss)	-	-	-	-	-	-
Balance at December 31, 2017	1,440	14	(14)	$ -	$ -	$ -

See Independent Accountant's Review Report and accompanying notes to the financial statements.

-4-

WELLHUB INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from March 1, 2017 (inception) to December 31, 2017

Cash Flows from Operating Activities

Net Income/(Loss)	$	-
Net Cash Provided/ (Used) in Operating Activities		-
Net Change in Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

NOTE 1: NATURE OF OPERATIONS

Wellhub Inc. (the "Company"), is a corporation organized March 1, 2017 under the laws of Delaware. The Company is based in Tomball, Texas. The Company is a software company that builds systems for oil and gas companies.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to a significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active)

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the financial statements approximate their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

The Company has authorized 1,500 shares of $0.01 par value common stock. During the year ended December 31, 2017, the Company issued 1,440 shares of common stock at $0.01 per share, providing proceeds of $14. The proceeds from these issuances have not yet been received as of December 31, 2017 and therefore the Company has recorded a capital contribution receivable as a contra-equity account, totaling $14 as of December 31, 2017. As of December 31, 2017, 1,440 shares of common stock were issued and outstanding.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Stock Issuances

The Company issued 60 shares of common stock at $1,000 per share during 2018, providing proceeds of $60,000.

Management's Evaluation

Management has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.